                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended..............December 31, 1998

                                      OR

[_]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from...........to........
            Commission file number.............................

            A. FMC CORPORATION 401 (k) PLAN FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT
                           (Full title of the Plan)

            B.  FMC CORPORATION
            200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)


       SIGNATURES
       ----------

       The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        FMC CORPORATION 401 (k) PLAN FOR
                                        EMPLOYEES COVERED BY A COLLECTIVE
                                        BARGAINING AGREEMENT


                                        By /s/ Steven H. Shapiro
                                           -----------------------------

                                        Associate General Counsel and
                                        Assistant Secretary

       Dated: June 25, 1999

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                             Page(s)
                                                                             -------
Independent Auditors' Report....................................                1

Statement of Net Assets Available for Plan Benefits
  with Fund Information - December 31, 1998.....................                2

Statement of Net Assets Available for Plan Benefits
  with Fund Information - December 31, 1997.....................                3

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information - Year ended December 31, 1998..........                4

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information - Year ended December 31, 1997..........              5-6

Notes to Financial Statements...................................             7-12

                                                                  Schedule
                                                                  --------

Item 27a - Schedule of Assets Held for Investment Purposes......      1        13

Item 27d - Schedule of 5% Reportable Transactions...............      2        14

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for plan benefits of FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable 5% transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ KPMG LLP


Chicago, Illinois
June 25, 1999

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Plan Benefits with Fund Information

December 31, 1998

==================================================================================================================================
                                               FMC         Stable                   Mutual                 Fidelity    Fidelity
                                              Stock         Value      Clipper   Qualified(Z)   Sequoia    Puritan    Blue Chip
                                               Fund         Fund         Fund        Fund         Fund      Fund     Growth Fund
----------------------------------------------------------------------------------------------------------------------------------
   Investments at fair value           $    1,298,934     6,171,030    304,472     31,108      1,326,441   590,756    6,173,909

   Receivables from participants:
     Contributions                              2,287        14,030      1,860        104          6,334     2,569       15,266
     Loans                                          -             -          -          -              -         -            -
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits      $    1,301,221     6,185,060    306,332     31,212      1,332,775   593,325    6,189,175
==================================================================================================================================

==================================================================================================================================
                                                                         Retirement
                                           Low-Priced    Diversified     Government         U.S.
                                             Stock      International   Money Market       Equity       Loan
                                             Fund           Fund            Fund         Index Pool     Fund          Total
----------------------------------------------------------------------------------------------------------------------------------
   Investments at fair value                  380,642       265,207       465,389         556,469            -     $  17,564,357

   Receivables from participants:
     Contributions                              1,563           864         1,998           1,686            -            48,561
     Loans                                          -             -             -               -      915,120           915,120
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits             382,205       266,071       467,387         558,155      915,120     $  18,528,038
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Plan Benefits with Fund Information

December 31, 1997
==================================================================================================================================
                                            FMC            Stable                  Mutual                  Fidelity     Fidelity
                                           Stock           Value      Clipper    Qualified(Z)   Sequoia    Puritan      Blue Chip
                                            Fund            Fund        Fund        Fund          Fund       Fund      Growth Fund
----------------------------------------------------------------------------------------------------------------------------------
    Investments at fair value            $2,099,645      7,467,394    237,109       63,515      417,409     498,189     6,741,818

    Participants' loans receivable                -              -          -            -            -           -             -
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits        $2,099,645      7,467,394    237,109       63,515      417,409     498,189     6,741,818
==================================================================================================================================

December 31, 1997
===================================================================================================================================
                                                                            Retirement
                                              Low-Priced   Diversified      Government        U. S.
                                                Stock     International    Money Market      Equity         Loan
                                                 Fund          Fund            Fund        Index Pool       Fund          Total
-----------------------------------------------------------------------------------------------------------------------------------
    Investments at fair value                  576,756        236,654          668,225        414,516            -     $19,421,230

    Participants' loans receivable                   -              -                -              -      855,963         855,963
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits              576,756        236,654          668,225        414,516      855,963     $20,277,193
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information


Year ended December 31, 1998
==================================================================================================================================
                                                   FMC          Stable                     Mutual                      Fidelity
                                                  Stock          Value        Clipper    Qualified(Z)      Sequoia      Puritan
                                                   Fund           Fund         Fund         Fund            Fund         Fund
----------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
       fair value of investments               $ (269,416)             -      (5,167)         (747)        161,670        18,114
    Interest and dividend income                    5,787        495,181      55,214         3,200          66,610        62,635
    Contributions                                 188,160        919,300     102,608        16,013         240,651       154,339
    Loan repayments                                26,381        106,023       6,562           894          21,309         8,787
----------------------------------------------------------------------------------------------------------------------------------

Total additions                                   (49,088)     1,520,504     159,217        19,360         490,240       243,875
----------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                  66,549        220,433       1,049             -           6,322        47,322
    Loans issued                                   72,593        164,531      15,929         4,735          46,162        16,378
    Administrative expenses                         4,909         10,359         901            69           1,530         1,611
----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                  144,051        395,323      17,879         4,804          54,014        65,311
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to interfund
    transfers and other changes                  (193,139)     1,125,181     141,338        14,556         436,226       178,564

Interfund transfers, net                           40,735       (407,105)        (20)      (20,211)        694,213        45,648

Net transferred out (Note 5)                     (646,020)    (2,000,410)    (72,095)      (26,648)       (215,073)     (129,076)
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                       (798,424)    (1,282,334)     69,223       (32,303)        915,366        95,136

Net assets available for benefits at
    beginning of year                           2,099,645      7,467,394     237,109        63,515         417,409       498,189
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                                $1,301,221      6,185,060     306,332        31,212       1,332,775       593,325
==================================================================================================================================

Year ended December 31, 1998
====================================================================================================================================
                                                                                              Retirement        U.S.
                                                    Fidelity    Low-Priced    Diversified     Government       Equity
                                                   Blue Chip       Stock     International   Money Market    Index Pool     Loan
                                                  Growth Fund      Fund          Fund            Fund           Fund        Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
       fair value of investments                   1,536,025     (15,829)          18,967              -       120,940           -
    Interest and dividend income                     310,591      30,763           10,549         29,161         1,693           -
    Contributions                                  1,006,119     106,438           79,237        131,853       128,346           -
    Loan repayments                                  101,428       4,620            3,934          7,351         9,130    (296,419)
-----------------------------------------------------------------------------------------------------------------------------------

Total additions                                    2,954,163     125,992          112,687        168,365       260,109    (296,419)
-----------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                    250,662       2,260           11,414         40,127        13,098       3,957
    Loans issued                                     228,663      12,696           10,326         15,565        19,922    (607,500)
    Administrative expenses                            7,865         514              710          1,187           760           -
-----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                     487,190      15,470           22,450         56,879        33,780    (603,543)
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to interfund
    transfers and other changes                    2,466,973     110,522           90,237        111,486       226,329     307,124

Interfund transfers, net                            (248,929)    (35,342)          (4,090)      (126,709)       61,810           -

Net transferred out (Note 5)                      (2,770,687)   (269,731)         (56,730)      (185,615)     (144,500)   (247,967)
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                          (552,643)   (194,551)          29,417       (200,838)      143,639      59,157

Net assets available for benefits at
    beginning of year                              6,741,818     576,756          236,654        668,225       414,516     855,963
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                                    6,189,175     382,205          266,071        467,387       558,155     915,120
===================================================================================================================================

Year ended December 31, 1998
=====================================================================
                                                             Total
---------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
       fair value of investments                           1,564,557
    Interest and dividend income                           1,071,384
    Contributions                                          3,073,064
    Loan repayments                                                -
---------------------------------------------------------------------

Total additions                                            5,709,005
---------------------------------------------------------------------

Deductions:
    Distributions to participants                            663,193
    Loans issued                                                   -
    Administrative expenses                                   30,415
---------------------------------------------------------------------

Total deductions                                             693,608
---------------------------------------------------------------------

Net additions(deductions) prior to interfund
    transfers and other changes                            5,015,397

Interfund transfers, net                                           -

Net transferred out (Note 5)                              (6,764,552)
---------------------------------------------------------------------

Net additions (deductions)                                (1,749,155)

Net assets available for benefits at
    beginning of year                                     20,277,193
---------------------------------------------------------------------

Net assets available for benefits at
    end of year                                           18,528,038
=====================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

Year ended December 31, 1997

=================================================================================================================================

                                                     FMC         Stable                     Mutual                    Fidelity
                                                    Stock         Value       Clipper    Qualified(Z)     Sequoia     Puritan
                                                    Fund          Fund          Fund         Fund           Fund        Fund
--------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
       fair value of investments              $    138,684              -       1,118        15,290        80,447       10,016
    Interest and dividend income                     4,217        581,659      30,333         6,791         3,527       45,385
    Contributions                                  290,534        950,922      72,220        39,831        87,412      106,205
    Loan repayments                                 18,124         54,157       1,566           858         3,084        3,960
--------------------------------------------------------------------------------------------------------------------------------

Total additions                                    451,559      1,586,738     105,237        62,770       174,470      165,566
--------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                   53,355        576,361       3,200         3,142         3,408       15,675
    Loans issued                                    96,740        246,566       2,018             -         3,302       14,938
    Administrative expenses                             67              -          42             -             -           25
--------------------------------------------------------------------------------------------------------------------------------

Total deductions                                   150,162        822,927       5,260         3,142         6,710       30,638
--------------------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
    transfers and other changes                    301,397        763,811      99,977        59,628       167,760      134,928

Interfund transfers, net                           (18,064)    (2,754,075)    347,375       107,214       744,923      445,676

Net transferred in (out) (Note 5)                 (583,124)     9,457,658    (210,243)     (103,327)     (495,274)     (82,415)
--------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                        (299,791)     7,467,394     237,109        63,515       417,409      498,189

Net assets available for benefits at
    beginning of year                            2,399,436              -           -             -             -            -
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                               $  2,099,645      7,467,394     237,109        63,515       417,409      498,189
=================================================================================================================================

=================================================================================================================================

                                                                                              Retirement       U. S.
                                                Fidelity      Low-Priced      Diversified     Government      Equity
                                                Blue Chip       Stock        International   Money Market   Index Pool     Loan
                                               Growth Fund      Fund             Fund             Fund         Fund        Fund
----------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
       fair value of investments            $    660,378        23,004            77,514            -       1,189,243           -
    Interest and dividend income                 396,408        46,541             8,667       26,861           1,802           -
    Contributions                                833,878        60,950            93,055      155,113         242,250           -
    Loan repayments                               40,066           484             1,957        2,851           9,818    (216,314)
----------------------------------------------------------------------------------------------------------------------------------

Total additions                                1,930,730       130,979           181,193      184,825       1,443,113    (216,314)
----------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                121,883             -             9,532       15,430         138,507       2,006
    Loans issued                                 214,249         2,809            16,836       12,730          72,283    (830,290)
    Administrative expenses                           75            27                 -            8              33           -
----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                 336,207         2,836            26,368       28,168         210,823    (828,284)
----------------------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
    transfers and other changes                1,594,523       128,143           154,825      156,657       1,232,290     611,970

Interfund transfers, net                         137,998       787,476           145,104     (258,228)        304,187           -

Net transferred in (out) (Note 5)              5,009,297      (338,863)          (63,275)     769,796      (1,121,961)   (547,874)
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                     6,741,818       576,756           236,654      668,225         414,516      64,096

Net assets available for benefits at
    beginning of year                                  -             -                 -            -             -       791,867
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                             $  6,741,818       576,756           236,654      668,225         414,516     855,963
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information (continued)

Year ended December 31, 1997

================================================================================================================================


                                             Harsco      Guaranteed       First         Money        Active        Stock
                                             Stock        Interest        Essex        Market       Balanced       Index
                                              Fund          Fund          Fund         Account       Fund Z        Fund
--------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
      fair value of investments            $       129               -      489,189       13,173         4,297       896,466
    Interest and dividend income                     -         530,432        3,076          607            71         1,936
    Contributions                                    -         745,215      410,633       54,013         7,056       174,720
    Loan repayments                                  -          55,776        7,690        3,040           140         6,985
--------------------------------------------------------------------------------------------------------------------------------

Total additions                                    129       1,331,423      910,588       70,833        11,564     1,080,107
--------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                    -         167,511       32,939       13,413           951        13,400
    Loans issued                                     -          99,316       33,197        3,215         1,417         4,180
    Administrative expenses                          -           2,393          569          104             -            30
--------------------------------------------------------------------------------------------------------------------------------

Total deductions                                     -         269,220       66,705       16,732         2,368        17,610
--------------------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
    transfers and other changes                    129       1,062,203      843,883       54,101         9,196     1,062,497

Interfund transfers, net                             -         (57,299)      59,805      (11,488)        1,206       (21,482)

Net transferred in (out) (Note 5)                 (129)    (20,424,888)  (6,313,265)    (696,191)      (92,953)   (7,015,285)
--------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                           -     (19,419,984)  (5,409,577)    (653,578)      (82,551)   (5,974,270)

Net assets available for benefits at
    beginning of year                                -      19,419,984    5,409,577      653,578        82,551     5,974,270
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                            $         -               -            -            -             -             -
================================================================================================================================

===================================================================================================================================


                                             International    Allocation     Jennison     Money      Government
                                                Stock         Balanced        Growth      Market       Income
                                               Fund Z          Fund Z         Fund Z      Assets Z      Fund Z             Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions:
    Net appreciation (depreciation) in
      fair value of investments            $     69,431         4,549         168,323           -          (951)   $     3,840,300
    Interest and dividend income                    229         1,172           3,462       4,950         2,029          1,700,155
    Contributions                                55,053        13,616          84,800      16,369         4,118          4,497,963
    Loan repayments                                 694           347           4,689          28             -                  -
-----------------------------------------------------------------------------------------------------------------------------------

Total additions                                 125,407        19,684         261,274      21,347         5,196         10,038,418
-----------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Distributions to participants                     -           924               -           -             -          1,171,637
    Loans issued                                    154           865           2,499       2,976             -                  -
    Administrative expenses                           -             -               -          75             -              3,448
-----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                    154         1,789           2,499       3,051             -          1,175,085
-----------------------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
    transfers and other changes                 125,253        17,895         258,775      18,296         5,196          8,863,333

Interfund transfers, net                         (8,889)       (1,657)        (20,022)     70,240             -                  -

Net transferred in (out) (Note 5)              (837,175)     (136,483)     (1,446,604)   (346,907)      (75,040)       (25,694,525)
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                     (720,811)     (120,245)     (1,207,851)   (258,371)      (69,844)       (16,831,192)

Net assets available for benefits at
    beginning of year                           720,811       120,245       1,207,851     258,371        69,844         37,108,385
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                            $          -             -               -           -             -    $    20,277,193
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

(1)  Summary of the Plan

     The following summary of the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

     The Plan was established on April 1, 1987 to provide retirement and certain other benefits for eligible hourly employees of FMC Corporation (the Company). The Plan was amended and restated as of January 1, 1989 to reflect changes in the Internal Revenue Code. The Plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan is for employees covered by a collective bargaining agreement at fourteen of the Company's locations. Employee eligibility in the Plan varies by location, as set forth in the Plan document. The Plan is a defined contribution plan and is funded by employees' contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

     (b)  Trust Agreement

     Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Prudential Defined Contributions Services (Prudential). At the same time, the Trustee also became the Plan's record keeper.

     (c)  Contributions

     Participants may currently elect to have their compensation reduced by an amount between 1% and 15% of the participant's compensation in the aggregate, subject to adjustments to reflect changes in the cost of living. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis, subject to Internal Revenue Service (IRS) limitations. Provisions of the Plan agreement regarding contributions are the same for all locations covered by the Plan. Participant contributions are nonforfeitable.

     (d)  Investment Options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

     1)   FMC Stock Fund - Funds are invested in common stock of FMC
          Corporation.

     2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. From January 1, 1998 through December 31, 1998 the guaranteed effective annual yield was approximately 6.99% and from June 1, 1997 through December 31, 1997 the guaranteed effective annual yield was approximately 7.2%.

     3) Clipper Fund - Funds are invested in common stocks which are considered undervalued by the fund manager and in long-term bonds.

     4) Mutual Qualified (Z) Fund - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. - headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     8) Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     9) Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     10) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U.S. Government or its agencies.

     11) U.S. Equity Index Pool - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     The participants may change their investment options and move their account balances within the funds as frequently as they choose except with respect to the FMC Stock Fund, where the value of account can be moved once a year after a participant reaches age 55.

     Prior to June 1, 1997, a participant could direct his or her contributions in 1% increments in any of the following investment options:

     1)   FMC Stock Fund - Funds are invested in common stock of FMC
          Corporation.

     2) Guaranteed Interest Fund - Funds were invested in guaranteed interest contracts with the Prudential Insurance Company of America. From January 1, 1997 through May 31, 1997, the guaranteed effective annual yield was approximately 6.4%.

     3) First Essex Fund - Funds were invested in common stocks of major, well-established companies listed on the New York Stock Exchange.

     4) Money Market Account - Funds were invested in high quality money market instruments maturing in less than 12 months.

     5) Active Balanced Fund Z - Funds were invested in a combination of stocks, bonds, and lower risk money market instruments, such as short-term U.S. Treasury securities.

     6) Stock Index Fund - Funds were invested in equity securities intended to provide investment results that correspond to the price and yield performance of Standard & Poor's 500 Composite Stock Price Index.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

     7) International Stock Fund Z - Funds were invested in a diversified portfolio of securities which consist of equity securities of foreign issuers.

     8) Allocation Balanced Fund Z - Funds were invested in a diversified portfolio of equity securities, debt obligations, and money market instruments.

     9) Jennison Growth Fund Z - Funds were invested primarily in equity securities (common stock, preferred stock, and securities convertible into common stock) of established companies with above-average growth prospects.

     10) Money Market Assets Z - Funds were invested in high quality money market instruments with maturities of 13 months or less.

     11) Government Income Fund Z - Funds were invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury.


     (e)  Participant Accounts

     Each participant's account is credited with the participant's contribution and Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. At December 31, 1998, 1,751 current and former employees participated in the Plan.

     (f)  Eligibility and Vesting

     Depending on the collective bargaining group, employees are eligible to participate in the plan either immediately upon hire or after a waiting period of up to one year. Participants are immediately vested in their elective contributions plus actual earnings thereon.

     (g)  Payment of Benefits

     On termination of service or attainment of age 59 1/2, any participant may elect to immediately receive a lump-sum distribution equal to the vested interest in his or her account. Participants age 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump-sum distribution or receive annual installments over a ten-year period.

    (h)   Expenses

    The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

     (i)  Withdrawals and Participants Loans

     Certain locations covered under the Plan allow participants to make hardship cash withdrawals (subject to the Plan's provision's, income taxation and IRS penalties) of some or all of their vested account balances. Additionally, at certain locations, eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the prevailing market rates or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 1998 and 1997, which are reported under the Loan Fund, were $915,120 and $855,963, respectively.

     (j)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Plan and ERISA.

(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates fair value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets and liabilities during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's net assets available for benefits or changes in net assets available for benefits.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

(3)  Investments

     Investments at fair value which represent 5% or more of the Plan's net assets available for benefits are separately identified below:

--------------------------------------------------------------------------------
                                                           December 31,
                                                  ------------------------------
                                                    1998                 1997
--------------------------------------------------------------------------------
     FMC Stock Fund                               $1,298,934         $2,099,645
     Stable Value Fund                             6,171,030          7,467,394
     Sequoia Fund                                  1,326,441                  -
     Blue Chip Stock Fund                          6,173,909          6,741,818
--------------------------------------------------------------------------------

     During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

--------------------------------------------------------------------------------
                                                      Year ended December 31,
                                                --------------------------------
                                                    1998                 1997
--------------------------------------------------------------------------------
     FMC Stock Fund                             $ (269,416)          $  138,684
     Clipper Fund                                   (5,167)               1,118
     Mutual Qualified (Z) Fund                        (747)              15,290
     Sequoia Fund                                  161,670               80,447
     Fidelity Puritan Fund                          18,114               10,016
     Fidelity Blue Chip Stock Fund               1,536,025              660,378
     Low-Priced Stock Fund                         (15,829)              23,004
     Diversified International Fund                 18,967               77,514
     U.S. Equity Index Pool Fund                   120,940            1,189,243
     Harsco Stock Fund                                   -                  129
     First Essex Fund                                    -              489,189
     Money Market Account                                -               13,173
     Active Balanced Fund Z                              -                4,297
     Stock Index Fund                                    -              896,466
     International Stock Fund Z                          -               69,431
     Allocation Balanced Fund Z                          -                4,549
     Jennison Growth Fund Z                              -              168,323
     Government Income Fund Z                            -                 (951)
--------------------------------------------------------------------------------
                                                $1,564,557           $3,840,300
--------------------------------------------------------------------------------

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

(4)  Federal Income Tax Status

     The Company has not submitted the Plan to the IRS for consideration of the Plan's tax status. However, the plan administrator and the Plan's counsel intend to apply for a determination letter with the IRS and believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator will amend the plan, if necessary, in order to achieve compliant status.


(5)  Plan Merger and Asset Transfers

     During 1998, four of the Company's bargaining employee units at Pocatello, ID, Kemmerer, WY, Lawrence, KS, and Carteret, NJ were merged into the FMC Employees' Thrift and Stock Purchase Plan (the FMC Salaried Plan). As a result, the plan transferred assets value of $6,470,448 to the FMC Salaried Plan. In addition, the Plan transferred $294,104 to other plans and retirement accounts due to employee transfers and turnover, and to the FMC Salaried Plan due to moving certain hourly employees to salaried employee status.

     On June 1, 1997 the Plan received $227,303 from the Moorco International Inc. Incentive Savings Plan for union hourly employees as a result of the plans' merger. On October 7, 1997, the Plan transferred $23,780,184 to the United Defense, L. P. York Union Employees' Thrift and Stock Purchase Plan due to the sale of FMC Corporation's defense business to the Carlyle Group. In addition, the Plan transferred $2,141,644 to other plans and retirement accounts due to employee transfers and turnover, and to the FMC Salaried Plan due to moving certain hourly employees to salaried employee status.

(6)  Impact of Year 2000 Issue

     The Year 2000 (Y2K) issue refers to the risk that systems, products, and equipment using data sensitive software or computer chips with two digit date fields will recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations, and business interruptions that, if not addressed, could have a materially adverse impact on the Plan.

     The majority of the Plan's applications are already Y2K-compliant, and the remainder will be before December 31, 1999. The Plan outsources most of its critical computing operations to professional outsource service providers. The Plan has confirmed or is confirming that each of its outsourcers is either already Y2K-compliant or has a detailed program in place to achieve compliance within an acceptable time frame. The plan will not bear any costs associated with making the systems Y2K-compliant.

FMC CORPORATION 401(k) PLAN                                           Schedule 1
                                                                      ----------
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Item 27a -  Schedule of Assets Held for Investment Purposes

December 31, 1998

====================================================================================================================================
                                                     Description of investment including                             Current value
  Identity of issue, borrower, lessor                  maturity date, rate of interest                              at December 31,
            or similar party                         collateral, par, or maturity value                 Cost             1998
------------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock Fund                             FMC Corporation Stock                              $ 1,165,906       1,298,934
    Party in Interest                             23,195 shares

Stable Value Fund                                 Portfolio includes investment contracts
                                                     offered by major insurance companies              6,171,032       6,171,030
                                                     and other approved financial institutions

Clipper Fund                                      Stock Long-term Growth Fund                            316,228         304,472

Mutual Qualified (Z) Fund                         Stock Long-term Growth Fund                             34,408          31,108

Sequoia Fund                                      Stock Long-term Growth Fund                          1,158,427       1,326,441

Fidelity Puritan Fund                             Stock and Bond Fund                                    572,450         590,756

Fidelity Blue Chip Growth Fund                    Large Companies Stock Fund                           4,753,266       6,173,909

Low-Priced Stock Fund                             Growth Mutual Fund                                     409,523         380,642

Diversified International Fund                    Growth Mutual Fund of Foreign
                                                     Companies                                           253,280         265,207

Retirement Government Money Market Fund           Money Market Mutual Fund                               465,389         465,389

U. S. Equity Index Pool                           Stock Index Fund                                       426,530         556,469

Participants' loans receivable                    Varying rate of interest 7.2% - 10.0%                  915,120         915,120

------------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                            $16,641,559      18,479,477
====================================================================================================================================

See accompanying independent auditors' report.

FMC CORPORATION 401(k) PLAN                                           Schedule 2
                                                                      ----------
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Item 27d -  Schedule of 5% Reportable Transactions

Year ended December 31, 1998

=========================================================================================================================


                                                                                                Expenses
                                                 Description        Purchase       Selling      incurred      Cost of
     Identity of party involved                  of security         price          price      with trades    security
-------------------------------------------------------------------------------------------------------------------------
Fidelity Institutional Retirement      Stable Value Fund         $   2,193,100    3,489,463           -       3,489,463
  Services Company
  Number of Transactions:  318

Fidelity Institutional Retirement      Sequoia Fund                  1,111,830      364,467           -         331,405
  Services Company
  Number of Transactions:  215

Fidelity Institutional Retirement      FMC Stock Fund*                 317,960      849,255           -         636,584
  Services Company
  Number of Transactions:  214

Fidelity Institutional Retirement      Blue Chip Growth Fund         2,013,890    4,117,824           -       3,641,854
  Services Company
  Number of Transactions:  332

=========================================================================================================================

==========================================================================

                                               Current
                                           value of asset
                                           on transaction
                                                date           Net gain
--------------------------------------------------------------------------
Fidelity Institutional Retirement            3,489,463               -
  Services Company
  Number of Transactions:  318

Fidelity Institutional Retirement              364,467          33,062
  Services Company
  Number of Transactions:  215

Fidelity Institutional Retirement              849,255         212,671
  Services Company
  Number of Transactions:  214

Fidelity Institutional Retirement            4,117,824         475,970
  Services Company
  Number of Transactions:  332

==========================================================================

* Party in Interest


See accompanying independent auditors' report.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE                             DESCRIPTION
-------------                             -----------
10.1 FMC Employees' 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (incorporated by reference from Exhibit 4.5 to the Form S-8 filed on September 1, 1998).

23.1           Consent of KPMG LLP